UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-35192

CUSIP Number G7114V102

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D ☐	Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

18-19/F, Zhongshan Building A, No. 154 Hudong Road

Address of Principal Executive Office (street and number)

Fuzhou, China 350001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report ,semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pingtan Marine Enterprise Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Q3 2021 Report”). The Company has determined that it is unable to file its Q3 2021 Report within the prescribed time period without unreasonable effort or expense. Specifically, the Company authorized submitting the Q3 2021 Report to the Securities and Exchange Commission (the “SEC”) at about 5:15 p.m. EST on November 15, 2021, while the SEC actually received the submission at 5:31 p.m. EST on November 15, 2021, so that the Q3 2021 Report received a filing date of November 16, 2021, the next business day of the submission date. The Q3 2021 Report has been filed with the SEC earlier today at 6:00 a.m. EST on November 16, 2021, which is within the prescribed time period pursuant to Rule 12b-25(b) and the Company is filing this Form 12b-25 to fulfill its filing requirements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinrong Zhuo	86	591-8727-1266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Q3 2021 Report filed at 6:00 a.m. on November 16, 2021, the Company’s unaudited results for the three months ended September 30, 2021 and 2020 are as follows:

	For the Three Months Ended September 30,
($ in thousands)	2021	2020
Statement of Income Data:
Revenue	$36,104	$15,448
Net income attributable to ordinary shareholders of the Company	$2,585	$689

The Company reported total revenues of approximately $36.1 million for the three months ended September 30, 2021, compared to total revenues of $15.4 million for the three months ended September 30, 2020.

The Company reported a net income attributable to ordinary shareholders of the Company of approximately $2.6 million for the three months ended September 30, 2021, compared to net income attributable to ordinary shareholders of the Company of approximately $0.7 million for the three months ended September 30, 2020.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2021	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer

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